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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68761

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____01/01/17_____ AND ENDING _____12/31/17_____
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

RB International Markets (USA) LLC

OFFICIAL USE ONLY
_____
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1177 Avenue of the Americas, 5th Floor
(No. and Street)

New York   NY   10036
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Linda Grimm   (212) 897-1685
                                              (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown, PC
(Name - if individual, state last, first, middle name)

200 Jefferson Park, Suite 400   Whippany   NJ   07981-1070
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2). SEC 1410 (3-91)

RB International Markets (USA) LLC

Statement of Financial Condition
With Report of Independent
Registered Public Accounting Firm
December 31, 2017

RB International Markets (USA) LLC

This report ** contains (check all applicable boxes):

[x] Report of Independent Registered Public Accounting Firm.
[x] Facing Page.
[x] Statement of Financial Condition.
[ ] Statement of Earnings.
[ ] Statement of Cash Flows.
[ ] Statement of Changes in Member's Equity.
[ ] Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).
[ ] Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
     under the Securities Exchange Act of 1934.
[ ] Computation for Determination of Reserve Requirements for Brokers and Dealers
     Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
[ ] Information Relating to the Possession or Control Requirements for Brokers and
     Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
[ ] A Reconciliation, including appropriate explanations, of the Computation of Net Capital
     Pursuant to Rule 15c3-1 (included with item (g)) and the Computation for
     Determination of Reserve Requirements Under Rule 15c3-3 (included in item (g)).
[ ] A Reconciliation Between the Audited and Unaudited Statements of Financial
     Condition With Respect to Methods of Consolidation (not applicable).
[x] An Affirmation.
[ ] Independent Accountants' Report on Applying Agreed-Upon Procedures Related to the SIPC
     Assessment Reconciliation Required by SEC Rule 17a-5.
[ ] Report of Independent Public Accounting Firm Regarding Rule 15c3-3 Exemption Report.

**   *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AFFIRMATION

I, Stefan Gabriele, affirm that, to the best of my knowledge and belief, the accompanying statement of financial condition pertaining to RB International Markets (USA) LLC for the year ended December 31, 2017, is true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Stefan Gabriele
Manager, CEO
RB International Markets (USA) LLC

Title

Stefan Niton

Notary Public

Sworn to me this 29th day of January 2018
Personally appeared Mr. Stefan Gabriele

STEFAN NITON
Notary Public – State of New York
NO. 01NI6362999
Qualified in Queens County
My Commission Expires Aug 14, 2021

withum
AUDIT TAX ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RB International Markets (USA) LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RB International Markets (USA) LLC (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 20, 2018

WithumSmith+Brown, PC 200 Jefferson Park, Suite 400, Whippany, New Jersey 07981-1070 T (973) 898 9494 F (973) 898 0686 withum.com

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

RB International Markets (USA) LLC
Statement of Financial Condition
December 31, 2017

Assets

Cash	$ 12,060,927
Due from customer	498,745
Due from affiliate	2,252
Underwriting fees receivable	31,500
Other assets	62,871
Total assets	$ 12,656,295

Liabilities and Member's Equity

Fail to receive	$	498,745
Accrued expenses		171,648
Due to Parent		134,200
Total liabilities		804,593
Member's equity		11,851,702
Total liabilities and member's equity		$ 12,656,295

The accompanying notes are an integral part of this financial statement.

1.   **Organization and Business**

RB International Markets (USA) LLC (the "Company), a wholly owned subsidiary of Raiffeisen Bank International AG ("Parent"), is a limited liability company formed under the laws of Delaware. The Company is a broker-dealer and as such is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a broker-dealer to U.S. institutional investors, including but not limited to asset managers, hedge funds and insurance companies. The Company clears most of its transactions by using the facilities of its Parent. These trades are settled on a delivery versus payment/receipt versus payment basis. The Company's commissions on foreign securities transactions are allocated by the Parent and remitted to the Company monthly. The Company also serves as a co-underwriter of securities but does not engage in sales transactions with respect to those securities. The Company also engages in private placement of securities.

2.   **Summary of Significant Accounting Policies**

Basis of Presentation
This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Revenue Recognition
On debt securities, the Company is allocated transaction fees on the purchase and sale of securities transacted with the Parent and receives markups on purchases and markdowns on sales with institutional customers. Commissions are earned on equity transactions with institutional customers. Periodically, the Company earns placement fees from its Parent for assisting with underwritings in which the Parent is involved and are recorded at the time the private placements are complete and the amounts are reasonably determinable. Other fees include amounts received for services provided by the Company as earned.

The Company records fees from underwritings on a trade date basis and has accrued a 30% expense on amounts not received as of December 31, 2017 based on historical evidence of actual amounts collected on similar transactions.

Cash
The Company's cash accounts are held by one financial institution and therefore are subject to the credit risk at that financial institution. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution. From time to time, the balance in this account may exceed the federally insured limits.

The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to this deposit.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity. For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. The Company will pay the taxes directly to the Parent to offset its U.S. tax loss position. Tax accrual is included in due to affiliate on statement of financial condition.

The Company recognizes the effect of income tax positions only when they are more likely than not to be sustained. As of December 31, 2017, management has determined that the Company had no uncertain tax positions that would require financial statement recognition or disclosure.

Translation of Foreign Currency

Assets and liabilities expected to settle in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency translations and transactions are reflected in the statement of operations. The foreign exchange gain for the year ended December 31, 2017 is $12,520 and is included in other expenses in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in other expense in the statement of operations.

3. Regulatory Requirements

The Company is subject to Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 and has elected to compute its net capital requirements in accordance with the Alternative Net Capital Method. Under this alternative, net capital, as defined, shall not be less than $250,000. At December 31, 2017, the Company had net capital of approximately $11,755,000 which exceeded the required net capital by approximately $11,505,000.

The Company is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph (k)(2)(i) since all of its customer business is handled on a deliver versus payment or receive versus payment basis. The Company does not handle cash or securities for customers with respect to its underwriting or private placement business.

4.   **Related Party Transactions**

Commission income is earned on trades performed with institutional customers and cleared with the Parent. Clearing and brokerage expenses include fees paid to the Parent on the clearing of equity transactions, a portion of which is allocated back to other affiliates as commissions for execution of these transactions. The total commission income of approximately $363,200 net the clearing and brokerage fees of approximately $31,600 results in net commission income of $331,600 recorded during the current year, of which $89,000 is unpaid as of December 31, 2017 and included in due to Parent on the statement of financial condition.

During the year, the Company incurred costs of approximately $7,000 with another affiliate for its share of expenses. Included in these costs are amounts related to internet and technology and human resources. During 2017, this affiliate was dissolved and the Company is now making payments for these services directly to vendors.

5.   **New Accounting Pronouncements**

In May 2014, the Financial Accounting Standards Board ("FASB") issued ASU No. 2014-09, Revenue from Contracts with Customers, which creates a new Topic, Accounting Standards Codification (Topic 606). The standard is principle-based and provides a five-step model to determine when and how revenue is recognized. The core principle is that a Company should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which it expects to be entitled in exchange for those goods or services. This standard is effective for interim or annual periods beginning after December 15, 2017 and allows for either full retrospective or modified retrospective adoption. Early adoption of this standard is not allowed. Management has determined that adoption of Topic 606 will have minimal impact on the Company's financial statements.